UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated September 28, 2009.

Exhibit 99.1

GOLAR LNG LIMITED - 2009 AGM RESULTS NOTIFICATION

Golar LNG Limited (the "Company") advises that the 2009 Annual General Meeting of the Company was held on September 25, 2009 at 10:30 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The following resolutions were passed:

1) To set the maximum number of Directors to be not more than eight.

2) That vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.

3) To re-elect John Fredriksen as a Director of the Company.

4) To re-elect Tor Olav Trøim as a Director of the Company.

5) To re-elect Kate Blankenship as a Director of the Company.

6) To re-elect Frixos Savvides as a Director of the Company.

7) To re-elect Hans Petter Aas as a Director of the Company.

8) To re-elect Kathrine Fredriksen as a Director of the Company.

9) To appoint PricewaterhouseCoopers of London, England as auditors and to authorise the Directors to determine their remuneration.

10) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$550,000.00 be approved for the year ended December 31, 2009.

11) To reduce the share premium account of the Company from US$292.0 million to US$92.0 million and to credit the amount resulting from the reduction to the Company's Contributed Surplus account, with immediate effect.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2008 were presented to the Meeting.

Hamilton, Bermuda
September 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 01, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer